                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   Form 11-K



(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                For the Year (52 Weeks) Ended February 24, 1996

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the Transition Period From         to
        Commission File Number

        A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

            SHOPKO STORES, lNC. PROFIT SHARING AND SUPER SAVER PLAN

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                              SHOPKO STORES, INC.
                                700 PILGRIM WAY
                           GREEN BAY, WISCONSIN 54304

SHOPKO STORES, INC.
PROFIT SHARING AND SUPER
SAVER PLAN

Financial Statements for the Years
(52 Weeks) Ended February 24, 1996 and
February 25, 1995, Supplemental Schedules for the Year (52 Weeks) Ended February 24,
1996 and Independent Auditors' Report

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN


TABLE OF CONTENTS
- --------------------------------------------------------------------------------
                                                                    PAGE

INDEPENDENT AUDITORS' REPORT                                         1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS (52 WEEKS)
  ENDED FEBRUARY 24, 1996 AND FEBRUARY 25, 1995:

  Statements of Net Assets Available for Benefits                    2

  Statements of Changes in Net Assets Available for Benefits         3

  Notes to Financial Statements                                      4-9

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE
  DEPARTMENT OF LABOR'S RULES AND REGULATIONS AS OF
  AND FOR THE YEAR (52 WEEKS) ENDED FEBRUARY 24, 1996:

  Item 27a - Assets Held for Investment Purposes                     10-11

  Item 27d - Reportable Transactions                                 12

  Other schedules are omitted due to the absence of conditions under which they are required.

EXHIBITS:

  Exhibit I - Independent Auditors' Consent                          13




INDEPENDENT AUDITORS' REPORT


Retirement Committee
ShopKo Stores, Inc. Profit Sharing and Super Saver Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the Plan) as of February 24, 1996 and February 25, 1995 and for the years (52 weeks) then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 24, 1996 and February 25, 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



July 12, 1996

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
FEBRUARY 24, 1996 AND FEBRUARY 25, 1995
- --------------------------------------------------------------------------------

                                                FEBRUARY 24,            FEBRUARY 25,
                                                  1996                    1995
ASSETS

INVESTMENTS AT FAIR VALUE (Notes 2 and 6):
 Mutual funds                                    $112,499,520            $ 84,520,634
 Common stock - Shopko Stores, Inc.                13,773,480               7,558,527
 Pooled collective funds                            4,213,538               4,399,500
 Money market fund                                                          3,471,834
                                                 ------------            ------------
                                                  130,486,538              99,950,495

DEPOSITS AND LOANS AT CONTRACT
VALUE (Notes 2 and 6):
 Insurance companies                               29,252,563              29,838,043
 Participant loans                                  3,783,283               3,155,510
                                                 ------------            ------------
                                                   33,035,846              32,993,553
                                                 ------------            ------------

  TOTAL INVESTMENTS                               163,522,384             132,944,048

RECEIVABLES:
 Employer contribution                              4,947,329               3,893,893
 Participants' contributions                            1,987                 425,958
 Accrued interest and dividends                     1,082,850                 357,434
 SUPERVALU                                            296,330                 467,241

CASH                                                5,084,657               2,493,636
                                                 ------------            ------------
  TOTAL ASSETS                                    174,935,537             140,582,210

LIABILITIES

ACCRUED ADMINISTRATIVE EXPENSES                         4,423                  61,446
                                                 ------------            ------------
NET ASSETS AVAILABLE FOR BENEFITS                $174,931,114            $140,520,764
                                                 ============            ============

See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS (52 WEEKS) ENDED FEBRUARY 24, 1996 AND FEBRUARY 25, 1995
- --------------------------------------------------------------------------------

                                                                   1996           1995
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income:
 Net appreciation (depreciation) in fair value of investments  $ 20,730,421  $ (5,826,788)
 Interest and dividends - net                                     7,755,516     6,608,014
                                                               ------------  ------------
                                                                 28,485,937       781,226

 Contributions:
 Employer                                                         7,726,962     6,347,600
 Participants                                                     9,337,235     9,667,006
 Transfers from other plans - net                                   344,279       171,114
                                                               ------------  ------------
                                                                 17,408,476    16,185,720
                                                               ------------  ------------
  Total additions                                                45,894,413    16,966,946
                                                               ------------  ------------
 Deductions from net assets attributed to:
 Benefits paid to participants                                   10,954,413    13,427,161
 Administrative expenses                                            529,650       770,123
                                                               ------------  ------------
  Total deductions                                               11,484,063    14,197,284
                                                               ------------  ------------
  Net increase                                                   34,410,350     2,769,662

NET ASSETS AVAILABLE FOR BENEFITS,
        BEGINNING OF YEAR                                       140,520,764   137,751,102
                                                               ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS,
        END OF YEAR                                            $174,931,114  $140,520,764
                                                               ------------  ------------


See notes to financial statements.

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS (52 WEEKS) ENDED FEBRUARY 24, 1996 AND FEBRUARY 25, 1995


1. DESCRIPTION OF PLAN

The following description of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

ShopKo Stores, Inc. Profit Sharing and Super Saver Plan was originally established as a noncontributory, defined contribution profit sharing plan for all full-time employees of ShopKo Stores, Inc. and Subsidiaries (the Company), SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc., all subsidiaries of SUPERVALU Stores, Inc. On October 16, 1991, an initial public offering was made whereby ShopKo Stores, Inc. and Subsidiaries became a public company while SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc., continued to be subsidiaries of SUPERVALU Stores, Inc. A multiple employer plan was established in which the Company, SUPERVALU Pharmacies, Inc., and Twin Valu Stores, Inc. participate (collectively called participating employers). SUPERVALU Pharmacies, Inc. and Twin Valu Stores, Inc. ceased their participation in the Plan on February 28, 1994. All accounts and assets for such participants were transferred from the Plan to the SUPERVALU Retail Operations Profit Sharing and Super Saver Plan. The Plan is now a single-employer plan, with ShopKo Stores, Inc. as the Plan sponsor.

Under provisions of the Plan, all employees who are full-time (work 1,000 compensated hours per plan year), and are 20 years of age or older are eligible to participate in the Plan after completing one or more years of eligible service as defined. Contributions to the Plan are determined each year at the discretion of the Retirement Committee and/or Board of Directors. The contributions are limited to the amount deductible for federal income tax purposes. The employer contribution is allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who: 1) are employed on the last day of the Plan year and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55. Separate accounts are maintained for each participant.

Participants may elect to have their account balances invested in one or more of the following five funds:

      IDS Mutual Fund - Is a growth and income fund which divides its investments between common stocks, preferred stocks and bonds. The prospectus of this fund states that the goal of this fund is to provide a balance of growth of capital and current income.

      IDS New Dimensions Fund - Invests primarily in common stocks of companies showing potential for significant growth and operating in areas where economic or technological changes are occurring. The prospectus of this fund states that income is not an investment objective. Instead, this fund seeks long-term growth of capital.

      Templeton Foreign Fund - Invests in stocks and debt obligations of companies and governments outside the United States. The prospectus of this fund states that the goal of this fund is to provide long-term capital growth through a flexible policy of investing in stocks and debt obligations of international companies.

      Conservative Fund - Which invests in individual common stocks, guaranteed investment contracts and pooled collective funds which are part of the American Express Trust Collective Investment Funds available only to Employee Benefit Trusts. The Collective Investment Funds invest primarily in bonds, investment contracts and money market investments. Each participating trust investing in the Funds is credited with units of the fund. The value of each unit is computed daily based on the fair value of the net assets of the fund.

      ShopKo Stock Fund - Which invests in the common stock of ShopKo Stores, Inc. Participants cannot elect to have more than 50% of their balances invested in this fund.

Participant profit sharing accounts are fully vested after the third year of vesting service with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated in the same manner as the Company's contribution.

A 401(k) plan, referred to as the Super Saver Agreement, is part of the Plan. This agreement allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 9% (limited to 6% for highly-compensated participants) of their recognized compensation, as defined. Amounts contributed by the employees are 100% vested at all times. The Plan provided for an employer matching contribution, which will be invested in the ShopKo Stock Fund. The matching contribution will equal 50% of the amount of the first 6% of compensation contributed by participating employees. Participants currently employed can only withdraw their 401(k) contributions in financial hardship situations. Participants may borrow from their Super Saver accounts subject to certain limitations.

Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

Benefits payable which were authorized but not yet paid as of February 24, 1996 and February 25, 1995 aggregated $1,595 and $78,550, respectively, and are included in net assets available for benefits for reporting purposes.

Certain amounts previously reported have been reclassified to conform with the current year presentation.

Administrative expenses are paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are presented on the accrual basis of accounting. The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year end. For those securities that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. Guaranteed insurance contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses. The estimated fair value of the contracts at February 24, 1996 and February 25, 1995 was approximately $29,526,000 and $30,339,000, respectively.

3. PLAN TERMINATION

Although the Company has not expressed an intent to discontinue the Plan, they may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, all benefits would fully vest for participants, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

4. TRUSTEE AND ADMINISTRATION OF THE PLAN

The Retirement Committee has appointed Bank One Wisconsin Trust Company, N.A. (Bank One), trustee for the Plan. Certain Plan investments are managed by Bank One, and therefore, these transactions qualify as party-in-interest. The trust agreement stipulates that the trustee may resign at any time by giving 90 days written notice to the Retirement Committee. The Committee may remove the trustee at any time by giving 30 days written notice of such action to the trustee. Effective March 1, 1996, the Retirement Committee appointed as trustee and recordkeeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company.

5.  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

    Changes in the Plan's net assets available for benefits by fund for the year (52 weeks) ended February 24, 1996 are shown below:

                                                           ShopKo                   IDS New     Templeton
                                          Conservative     Stock     IDS Mutual   Dimensions     Foreign       Loan
                                              Fund          Fund        Fund         Fund         Fund         Fund         Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Net appreciation (depreciation) in
     fair value of investments             $   610,952  $ 2,127,809  $ 4,146,981  $11,846,202  $ 1,998,477  $           $ 20,730,421
   Interest and dividends - net              1,620,771      478,077    1,618,259    2,133,787    1,601,562     303,060     7,755,516
                                           -----------  -----------  -----------  -----------  -----------  ----------  ------------
                                             2,231,723    2,605,886    5,765,240   13,979,989    3,600,039     303,060    28,485,937

CONTRIBUTIONS:
   Employer                                  1,043,029    3,977,760      898,083    1,162,314      645,776                 7,726,962
   Participants                              2,085,279      478,020    2,101,916    2,879,048    1,792,972                 9,337,235
   Transfers from other plans - net             37,305       17,801       98,744      104,796       85,633                   344,279
                                           -----------  ------------ -----------  -----------  -----------  ----------- ------------
                                             3,165,613    4,473,581    3,098,743    4,146,158    2,524,381                17,408,476
                                           -----------  ------------ -----------  -----------  -----------  ----------- ------------
     Total additions                         5,397,336    7,079,467    8,863,983   18,126,147    6,124,420     303,060    45,894,413
                                           -----------  -----------  -----------  -----------  -----------  ----------- ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants             3,325,832      945,309    1,800,819    3,296,133    1,397,904     188,416    10,954,413
   Administrative expenses                     145,780       11,975       91,156      172,315       72,583      35,841       529,650
                                           -----------  -----------  -----------  -----------  -----------  ----------  ------------
     Total deductions                        3,471,612      957,284    1,891,975    3,468,448    1,470,487     224,257    11,484,063
                                           -----------  -----------  -----------  -----------  -----------  ----------  ------------
TRANSFERS TO(FROM)                          (1,244,673)     707,792    3,953,421   (2,161,687)  (1,936,154)    681,301             0
                                           -----------  -----------  -----------  -----------  -----------  ----------  ------------
NET INCREASE                                   681,051    6,829,975   10,925,429   12,496,012    2,717,779     760,104    34,410,350

NET ASSETS AVAILABLE FOR
  BENEFITS, BEGINNING OF YEAR               35,881,440    9,347,949   27,187,148   41,286,459   23,794,589   3,023,179   140,520,764
                                           -----------  -----------  -----------  -----------  -----------  ----------  ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                    $36,562,491  $16,177,924  $38,112,577  $53,782,471  $26,512,368  $3,783,283  $174,931,114
                                           ===========  ===========  ===========  ===========  ===========  ==========  ============

     Changes in the Plan's net assets available for benefits by fund for the year (52 weeks)ended February 25, 1995 are shown below:


                                                                           Conservative         Stock          ShopKo Stock
                                                                               Fund              Fund              Fund

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Net appreciation (depreciation) in fair value of investments         $     (4,743,709) $       (422,047) $      1,968,943
   Interest and dividends - net                                                  185,007           515,969           301,736
                                                                            ------------      ------------      ------------
                                                                              (4,558,702)           93,922         2,270,679

CONTRIBUTIONS:
   Employer                                                                    1,054,103          (142,052)        3,431,067
   Participants                                                                3,510,698         3,003,206            99,718
   Transfers from other plans - net                                               14,123            93,670            19,357
                                                                            ------------      ------------      ------------
                                                                               4,578,924         2,954,824         3,550,142
                                                                            ------------      ------------      ------------
     Total additions                                                              20,222         3,048,746         5,820,821
                                                                            ------------      ------------      ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                              12,595,869                              28,264
   Administrative expenses                                                       253,224           410,776            10,241
                                                                            ------------      ------------      ------------
     Total deductions                                                         12,849,093           410,776            38,505
                                                                            ------------      ------------      ------------
TRANSFERS TO(FROM)                                                           (10,448,661)      (77,040,186)         (624,281)
                                                                            ------------      ------------      ------------
NET INCREASE(DECREASE)                                                       (23,277,532)      (74,402,216)        5,158,035

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                          59,158,972        74,402,216         4,189,914
                                                                            ------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                          $     35,881,440  $              0  $      9,347,949
                                                                            ============      ============      ============
                                                                                                 IDS New         Templeton
                                                                                IDS Mutual      Dimensions         Foreign
                                                                                  Fund            Fund              Fund
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Net appreciation (depreciation) in fair value of investments         $     (1,488,627) $       (660,124) $       (481,224)
   Interest and dividends - net                                                1,792,260         1,821,667             1,255
                                                                           -------------      ------------      ------------
                                                                                 303,633         1,161,543          (479,969)

CONTRIBUTIONS:
   Employer                                                                      596,792           887,739           519,951
   Participants                                                                  481,598           711,929           456,835
   Transfers from other plans - net                                               13,087             7,317            23,560
                                                                           -------------      ------------      ------------
                                                                               1,091,477         1,606,985         1,000,346
                                                                           -------------      ------------      ------------
     Total additions                                                           1,395,110         2,768,528           520,377
                                                                           -------------      ------------      ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                                                   803,028
   Administrative expenses                                                        18,689            41,905            16,193
                                                                           -------------      ------------      ------------
     Total deductions                                                             18,689           844,933            16,193
                                                                           -------------      ------------      ------------
TRANSFERS TO(FROM)                                                            25,810,727        39,362,864        23,290,405
                                                                           -------------      ------------      ------------
NET INCREASE(DECREASE)                                                        27,187,148        41,286,459        23,794,589

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                   0                 0                 0
                                                                           -------------      ------------      ------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                          $     27,187,148  $     41,286,459  $     23,794,589
                                                                           =============        ==========      ============

                                                                                      Loan
                                                                                      Fund             Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Net appreciation (depreciation) in fair value of investments                                  $     (5,826,788)
   Interest and dividends - net                                                $      1,990,120         6,608,014
                                                                                  -------------     -------------
                                                                                      1,990,120           781,226

CONTRIBUTIONS:
   Employer                                                                                             6,347,600
   Participants                                                                       1,403,022         9,667,006
   Transfers from other plans - net                                                                       171,114
                                                                                  -------------     -------------
                                                                                      1,403,022        16,185,720
                                                                                  -------------     -------------
     Total additions                                                                  3,393,142        16,966,946
                                                                                  -------------     -------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                                                                       13,427,161
   Administrative expenses                                                               19,095           770,123
                                                                                  -------------     -------------
     Total deductions                                                                    19,095        14,197,284
                                                                                  -------------     -------------
TRANSFERS TO(FROM)                                                                     (350,868)                0
                                                                                  -------------     -------------
NET INCREASE(DECREASE)                                                                3,023,179         2,769,662

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                          0       137,751,102
                                                                                  -------------     -------------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                 $      3,023,179  $    140,520,764
                                                                                  =============     =============

6. INVESTMENTS

Guaranteed insurance contracts with insurance companies are in pooled accounts. The accounts are credited with earnings and charged for withdrawals and administrative expenses charged by the insurance companies. The contracts are included in the financial statements at the February 24, 1996 and February 25, 1995 contract values as reported to the Plan by the insurance companies.

The market value of investments that individually exceeds five percent or more of the Plan's assets at February 24, 1996 and February 25, 1995 are as follows:


                                            1996                    1995
IDS New Dimensions Fund                 $ 52,829,976            $35,509,235
IDS Mutual Fund                           34,200,730             26,870,362
Templeton Foreign Fund                    25,468,814             22,141,037
ShopKo Stores, Inc. Common Stock          13,773,480              7,558,527
                                        ------------            -----------
                                        $126,273,000            $92,079,161
                                        ============            ===========


7. TAX STATUS

The Plan obtained its latest determination letter on April 16, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter. However, the Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                * * * * * * * *

                             SUPPLEMENTAL SCHEDULES

                             FURNISHED PURSUANT TO

                  DEPARTMENT OF LABOR'S RULES AND REGULATIONS

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN

ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 24, 1996
- --------------------------------------------------------------------------------



                                            SHARES OR                         CURRENT
      DESCRIPTION                           FACE VALUE       COST(1)          VALUE(1)
COMMON STOCKS - ShopKo Stores, Inc.*         1,159,872     $13,136,934     $ 13,773,480

MUTUAL FUNDS:
IDS Mutual Fund                              2,575,938      29,949,399       34,200,730
IDS New Dimensions Fund                      2,899,241      41,779,902       52,829,976
Templeton Foreign Fund                       2,664,102      24,299,861       25,468,814
                                                           -----------     ------------

  Total Mutual Funds                                        96,029,162      112,499,520

POOLED COLLECTIVE FUNDS -
IDS Trust Income Fund No. 1                    104,575       3,997,299        4,213,538

GUARANTEED INSURANCE CONTRACTS:
Ohio National Life Ins. Co.
  #GA-5338, 6/24/96, 8.45%                   2,000,000       2,000,000        2,000,000

Lincoln National Insurance Co.
 #GA-9282, 03/21/97, 6.14%                   4,000,000       4,000,000        4,000,000

AETNA Life Insurance Co.
 #LT14245, 07/21/97, 6.52%                   4,000,000       4,000,000        4,000,000

AIG Life Insurance Co.
 #GIC-917, 8/15/00, 6.25%                    1,000,000       1,000,000        1,000,000

Confederation Life Insurance Co.
 #62036, 1/18/97, 8.90%                      1,046,603       1,046,603        1,046,603

Confederation Life Insurance Co.
 #62261, 7/12/96, 9.35%                      1,004,910       1,004,910        1,004,910

John Hancock Mutual Life
 #GAC-8332, 12/15/00, 6.21%                  2,000,000       2,000,000        2,000,000

Safeco Life Insurance
 #LA-1053359, 2/26/01, 5.69%                 1,000,000       1,000,000        1,000,000

United of Omaha Life Ins. Co.
 #SDGA-11024, 5/15/00, 7.17%                 1,000,000       1,000,000        1,000,000

                                                                     (Continued)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN


ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES
FEBRUARY 24, 1996
- --------------------------------------------------------------------------------

                                            SHARES OR                         CURRENT
      DESCRIPTION                           FACE VALUE       COST(1)          VALUE(1)
GUARANTEED INSURANCE CONTRACTS (Continued):
Protective Life Ins. Co.
#GA-814, 01/31/98, 6.7%                      2,000,000     $  2,000,000    $  2,000,000

Protective Life Ins. Co.
#GA-909, 05/29/98, 5.19%                     1,000,000        1,000,000       1,000,000

Hartford Life Ins. Co.
#GA9833, 09/30/98, 5.47%                     1,061,183        1,061,183       1,061,183

Hartford Life Ins. Co.
#GA-9834, 11/17/98, 5.51%                    1,061,632        1,061,632       1,061,632

Allstate Life Ins. Co.
#GA-5551, 02/10/99, 5.82%                    1,000,000        1,000,000       1,000,000

Allstate Life Ins. Co.
#GA-5570, 4/30/99, 6.44%                     1,000,000        1,000,000       1,000,000

Allstate Life Ins. Co.
#GA-5639, 9/16/99, 7.31%                     1,000,000        1,000,000       1,000,000

Hartford Life Ins. Co.
#GA-9997, 10/15/99, 7.43%                    1,033,944        1,033,944       1,033,944

Principal Mutual Life Ins. Co.
#4-13187, 6/14/99, 7.25%                     1,044,291        1,044,291       1,044,291

United of Omaha Life Ins. Co.
#SDGA-10861, 11/30/99, 7.25%                 2,000,000        2,000,000       2,000,000
                                                           ------------    ------------

TOTAL INSURANCE CONTRACTS                                    29,252,563      29,252,563

PARTICIPANTS LOANS - Interest rates
ranging 7% to 10%                                             3,783,283       3,783,283
                                                           ------------    ------------

TOTAL INVESTMENTS                                          $146,199,241    $163,522,384
                                                           ============    ============

*Known to be a party-in-interest
(1)Cost and current value of certain investments represents cost plus reinvested earnings.
                                                                     (Concluded)

SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN


ITEM 27d - REPORTABLE TRANSACTIONS
YEAR (52 WEEKS) ENDED FEBRUARY 24, 1996
- --------------------------------------------------------------------------------

                                                 MATURITY
        IDENTITY OF ISSUER       PURCHASE       PROCEEDS OR                  NET GAIN
        AND DESCRIPTION           PRICE        SELLING PRICE       COST       (LOSS)
  SERIES TRANSACTIONS:
  Bank One Milwaukee Variable
  Rate Deposit*
  132 sales                                     $ 9,538,281     $ 9,538,281     $0
  96 purchases                  $ 9,538,281                       9,538,281

  The One Group Prime Money
  Market Fund*
  490 sales                                      44,281,903      44,281,903     $0
  431 purchases                  40,810,069                      40,810,069

SINGLE TRANSACTIONS:
NONE


*Known to be a party-in-interest transaction.

                                                                       EXHIBIT I










INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 33-58584 on Form S-8 of ShopKo Stores, Inc. of our report dated July 12, 1996, appearing in this Annual Report on Form 11-K of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan for the year ended February 24, 1996.





DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
August 22, 1996

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Profit Sharing and Super Saver Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.



            SHOPKO STORES, INC. PROFIT SHARING AND SUPER SAVER PLAN
            -------------------------------------------------------
           (Name of Plan)






Date:  August 22, 1996          By:  /s/  Lawrence J. Clark
                                    ---------------------------------------
                                    Lawrence J. Clark
                                    ShopKo Stores, Inc. Profit Sharing and Super
                                     Saver Plan Retirement Committee Member